

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 18, 2016

Via e-mail
Joseph Kristul
President and CEO
Hybrid Coating Technologies Inc.
950 John Daly Boulevard, Suite 260
Daly City, California 94015

     Re: Hybrid Coating Technologies Inc.
            Revised Preliminary Information Statement on Form PRE 14C
            Filed April 11, 2016
            File No. 000-53459

Dear Mr. Kristul:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Pamela Long

                               Pamela Long
                               Assistant Director
                               Office of Manufacturing and
                               Construction